June 30, 2010
VIA FACSIMILE AND EDGAR
United States Securities and Exchange Commission
Washington, D.C. 20549
Attention: Erin Wilson
Mail Stop 3561
Re:	Graphic Packaging Holding Company
Graphic Packaging International, Inc.
Graphic Packaging Corporation
Bluegrass Container Canada Holdings, LLC
Bluegrass Flexible Packaging Company, LLC
Bluegrass Labels Company, LLC
Bluegrass Multiwall Bag Company, LLC
Field Container Queretaro (USA), L.L.C.
Graphic Packaging Flexible Holdings, LLC
Handschy Holdings, LLC
Handschy Industries, LLC
Riverdale Industries, LLC
Amendment No. 1 to Registration Statement on Form S-3
Filed on May 25, 2010
File No. 333-166324
Dear Ms. Wilson:
          On May 25, 2010, Graphic Packaging Holding Company (the “Company”), Graphic Packaging International, Inc. and the additional registrants listed on the signature page to this letter (collectively with the Company, the “Registrants”) filed via EDGAR Amendment No. 1 to the above-referenced Registration Statement on Form S-3 (“Amendment No. 1 to the Registration Statement”). This letter supersedes the Registrants’ previous letter dated June 28, 2010 regarding the matters below.
          The Registrants acknowledge that (i) should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission, acting pursuant to delegated authority, declare the filing effective, such declaration does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff of the Commission, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Registrants may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
[signatures on following page]

Sincerely,

GRAPHIC PACKAGING HOLDING COMPANY
GRAPHIC PACKAGING INTERNATIONAL, INC.
GRAPHIC PACKAGING CORPORATION
BLUEGRASS CONTAINER CANADA HOLDINGS, LLC
BLUEGRASS FLEXIBLE PACKAGING COMPANY, LLC
BLUEGRASS LABELS COMPANY, LLC
BLUEGRASS MULTIWALL BAG COMPANY, LLC
FIELD CONTAINER QUERETARO (USA), L.L.C.
GRAPHIC PACKAGING FLEXIBLE HOLDINGS, LLC
HANDSCHY HOLDINGS, LLC
HANDSCHY INDUSTRIES, LLC
RIVERDALE INDUSTRIES, LLC

By:	/s/ Laura Lynn Smith
Laura Lynn Smith
Assistant Secretary

cc:	Justin R. Howard